HOMEGROWN NATURALS, INC.
564 Gateway Drive
Napa, California 94558
______________________________________________________________________________

September 8, 2006

John Foraker
854 A Street
Davis, CA  95616

Dear John:

I am pleased to advise you that Homegrown Naturals, Inc. (the “Company”) has awarded you, not pursuant to any formal stock option plan, a non-qualified option to purchase 60,000 shares of the common stock, $0.001 par value per share, of the Company, at an exercise price per share of $8.20, for a total exercise price of Four Hundred Ninety-Two Thousand Dollars ($492,000) (the “Stock Option”).  This Stock Option is granted to you by the Company to encourage your efforts in helping the Company grow and succeed.  Regardless of your decision whether or not to exercise your Stock Option, you are requested to keep the number of shares for which this Stock Option is exercisable strictly confidential.

The following terms and conditions are applicable with respect to this Stock Option, and your signature below shall constitute your acknowledgment and acceptance of the same:

1.           This Stock Option shall not be transferable, except pursuant to a will or the laws of descent and distribution, or as otherwise permitted at the discretion of the Compensation Committee of the Board of Directors of the Company (the “Committee”).

2.           The price at which this Stock Option may be exercised shall be $8.20 per share.

3.           This Stock Option is exercisable as set forth in paragraph 8 of this grant letter and, subject thereto, may be exercised at any time on or before September 7, 2016 (the “Stock Option Exercise Period”), provided, however, that:

(a)           Should your employment with the Company (or a parent or subsidiary of the Company) terminate for any reason other than death, disability (as defined in Section 22(e)(3) of the Internal Revenue Code of 1986, as amended (the “Code”)), or termination for cause by the Company, you will have three (3) months from the effective date of your termination to exercise the vested portion of your Stock Option, but in any event no later than the date of expiration of the Stock Option Exercise Period.

(b)           Should your employment with the Company (or a parent or subsidiary of the Company) be terminated for Cause (as defined below) by the Company before any Change in Control of the Company (as defined in Section 7 of the Company’s Amended and Restated 2004 Stock Option Plan (the “Plan”) although this Stock Option is not granted pursuant to it), any Stock Option held by you, whether vested or unvested, shall terminate on the effective date of your termination.  “Cause” means (i) failure to perform your employment-related duties, (ii) engagement in any misconduct including, without limitation, acting or omitting to act in a way that, in the judgment of the Board of Directors, is detrimental to the interests of the Company, (iii) failure to comply with all Company policies, (iv) commitment of any unlawful act including, without limitation, the violation of any law, rule, regulation or standard of ethical conduct, (v) acts of personal dishonesty or breaches of fiduciary duty or (vi) breach of the terms of any written agreement or covenant with the Company or its affiliates including, without limitation, your Proprietary Information and Confidentiality Agreement and your Intellectual Property Assignment Agreement with the Company.

(c)           Should your service as an employee of the Company (or a parent or subsidiary of the Company) terminate on account of your death or disability (as defined in Section 22(e)(3) of the Code), the vested portion of your Stock Option shall remain exercisable for one (1) year from the date of your death or termination due to disability, as the case may be, but in any event no later than the date of expiration of the Stock Option Exercise Period.

4.           As a condition precedent to the exercise of your Stock Option, you agree to execute and become a party to the Stockholders’ Agreement that was assumed by the Company and amended and restated as of July 1, 2004 and as it may be amended from time to time (the “Stockholders’ Agreement”), the current form of which is attached hereto as Exhibit A.  Pursuant to the Stockholders’ Agreement, among other provisions, the shares of Common Stock underlying this Stock Option shall be subject to restrictions on transfer.

5.           The purchase price for shares of Common Stock purchased upon exercise of rights granted herein shall be paid partly or completely in cash, by check made payable to the Company, or, if approved in the discretion of the Committee, by tendering shares of the Company’s Common Stock if those shares have been held and vested for a period of at least six (6) months and are valued at Fair Market Value as of the day of exercise, or in any combination thereof, as determined by the Committee.

6.           The shares of Common Stock underlying this Stock Option and the exercise price therefor shall be appropriately adjusted by the Committee from time to time for declaration of stock dividends, recapitalizations, stock splits, combinations or exchanges of such shares, mergers, reorganizations or consolidations of the Company and other similar corporate events.

7.           In the event of a Change in Control of the Company, as defined in Section 7 of the Plan, the Committee may, in its discretion, make certain determinations with respect to, or adjustments to, your Stock Option.

8.           Upon a Change in Control of the Company as defined in Section 7 of the Plan in which the Company’s stockholders receive consideration of greater than $18.00 per share (subject to adjustment in the event of a stock split, stock dividend, recapitalization or similar transaction), this Stock Option shall vest in full.  In the event no Change in Control occurs during the term of this Stock Option or if a Change in Control occurs in which the stockholders receive consideration of $18.00 per share or less, this Stock Option shall not vest, unless the Committee, in its discretion, determines otherwise.

9.           In consideration for the grant of this Stock Option and the accelerated vesting provision in paragraph 8, you hereby agree in the event of a Change in Control, the payment of consideration for stock issuable upon exercise of the portion of this Stock Option accelerated by virtue of paragraphs 7 or 8, or consideration paid in repurchase of such vested portion of this Stock Option, shall be placed in an escrow account and shall be released to you six (6) months following such Change in Control provided you remain continuously employed by the Company until then.  If during such six-month period, your employment is terminated by the Company for any reason or no reason (other than for Cause), or if you die, your escrowed consideration shall be released to you.  If during such six-month period, you terminate your employment without the Company’s consent, your escrowed consideration shall not be released to you, but shall instead be released pro rata to the stockholders of the Company immediately prior to the Change in Control.

10.           By your acceptance of this Stock Option, you acknowledge and agree that you are acquiring the Stock Option and any shares upon exercise of the Stock Option for your own account and not with a view to or for sale in connection with any distribution of the securities.

It is expressly acknowledged that the Company’s intention is that this Stock Option qualifies for fixed accounting treatment.  In the event of any ambiguity in the provisions of this Stock Option grant, they shall be construed and interpreted in a manner that will afford fixed accounting treatment.  If any provision is found to be inconsistent with such accounting treatment, to the maximum extent permissible in the applicable jurisdiction, such provision shall be deemed amended to qualify for fixed accounting treatment or, if it cannot be so amended without materially altering the intention of the parties, it shall be stricken and the remainder of this Stock Option grant shall remain in full force and effect.

This opportunity to purchase Common Stock in the Company is being offered because of the Company’s desire to reward continuing loyal service to the Company.  Exercising this Stock Option may not be a prudent decision for you.  Therefore, we urge you to review this opportunity carefully with your tax and financial advisors and make a decision to exercise this Stock Option only if your personal financial situation makes this a wise choice.

When you wish to exercise this Stock Option, please refer to the provisions of this grant letter and then correspond in writing with the Chief Financial Officer of the Company, as designee of the Committee.  Further, please indicate your acknowledgment and acceptance of this Stock Option by signing the enclosed copy of this grant letter and returning it to the undersigned.

Very truly yours,

HOMEGROWN NATURALS, INC.

/s/ Brian T. Murphy

Brian Murphy
Chair, Compensation Committee

Acknowledged and Agreed:

/s/ John Foraker
John Foraker

AMENDMENT TO STOCK OPTION GRANT LETTER

This Amendment, dated and effective as of the 23rd day of February, 2012, is to the stock option grant letter dated as of September 8, 2006 (the “Grant Letter”) between Annie’s, Inc., a Delaware corporation (the “Company”), and John M. Foraker (“Optionholder”).  Each of the Company and Optionholder shall be referred to herein as a “Party” and, collectively, as the “Parties.”  Terms not defined herein shall have the meanings ascribed to them in the Grant Letter.

RECITALS

WHEREAS, on September 8, 2006 pursuant to and subject to a stock option grant letter, Annie’s awarded Optionholder a non-qualified stock option, not pursuant to any formal stock option plan, to purchase 60,000 shares of its common stock, $.001 par value per share, at an exercise price of $8.20 per share (the “Option”); and

WHEREAS, in granting the Option, the Compensation Committee intended that it would vest in the event of a change in control, which the Committee contemplated could include an acquisition by or merger with a third party or an initial public offering of the Company’s stock; and

WHEREAS, the Compensation Committee has determined that the wording of the Grant Letter does not accurately reflect that intent and should be clarified.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.  Section 8 of the Grant Letter is stricken and the following inserted in place thereof:

Upon a Change in Control of the Company as defined in Section 7 of the Plan in which the Company’s stockholders receive consideration of greater than $18.00 per share or upon consummation of the Company’s initial public offering of its securities at a price of greater than $18.00 per share (in each case subject to adjustment in the event of a stock split, stock dividend, recapitalization or similar transaction), this Stock Option shall vest in full.  In the event no such transaction occurs during the term of this Stock Option or if such a transaction occurs in which the stockholders receive consideration of $18.00 per share or less, this Stock Option shall not vest, unless the Committee, in its discretion, determines otherwise.

2.  In all other respects, the Grant Letter is hereby ratified, confirmed and in full force and effect.

IN WITNESS WHEREOF, the Parties hereby execute this Amendment as of the date first set forth above.

ANNIE’S, INC.

/s/ John M. Foraker	By: /s/ Kelly Kennedy
John M. Foraker